

January 21, 2011

via U.S. mail and facsimile

Robert Greenberg, Chief Executive Officer
Skechers USA, Inc.
228 Manhattan Beach Boulevard
Manhattan Beach, CA 90266

RE: Skechers USA, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009 and filed March 5, 2010
File No.: 1-14429

Dear Mr. Greenberg:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Robert Greenberg, Chief Executive Officer
    Via facsimile to 1-310-376-5650